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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 1)

                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14()(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 MARK VII, INC.
                            (Name of Subject Company)

                          MSAS ACQUISITION CORPORATION
                           MSAS GLOBAL LOGISTICS INC.
                                 OCEAN GROUP PLC
                                    (Bidders)

                     COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    570414102
                      (CUSIP Number of Class of Securities)

                                  JOHN M. ALLAN
                                 CHIEF EXECUTIVE
                                 OCEAN GROUP PLC
                              OCEAN HOUSE, THE RING
                          BRACKNELL, BERKSHIRE RG12 1AW
                                 UNITED KINGDOM
                                 44-1344-302-000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   COPIES TO:
                                STEVEN R. FINLEY
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 351-4000

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         This Amendment No. 1 amends the Tender Offer Statement on Schedule
14D-1 initially filed on July 29, 1999 (as amended, this "Statement") by MSAS Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of MSAS Global Logistics Inc., a New York corporation ("Parent"), which is an indirect wholly owned subsidiary of Ocean Group plc, a public limited company organized under the laws of England and Wales ("Ocean Group"), relating to Purchaser's offer to purchase all outstanding shares of common stock, $0.05 par value per share (the "Shares"), of Mark VII, Inc., a Delaware corporation (the "Company"), at a price of $23.00 per Share, net to the tendering stockholder in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively together constitute the "Offer").

ITEM 10. ADDITIONAL INFORMATION

         The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--19. Certain Legal Matters; Regulatory Approvals" is hereby amended to add as follows:

         At 11:59 p.m., Washington, D.C. time, on August 13, 1999, the waiting period under the HSR Act applicable to the Offer with respect to Parent's Notification and Report Form expired. Expiration or early termination of the waiting period is a condition to the Offer, and such condition has now been satisfied.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 16, 1999
                                       MSAS ACQUISITION CORPORATION


                                       By: /s/ STUART A. YOUNG
                                           -------------------------------------
                                           Name:  Stuart A. Young
                                           Title:  Secretary and Treasurer



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 16, 1999
                                       MSAS GLOBAL LOGISTICS INC.


                                       By: /s/ MICK P. FOUNTAIN
                                           -------------------------------------
                                           Name:  Mick P. Fountain
                                           Title:  Regional Chief Executive



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 16, 1999
                                       OCEAN GROUP PLC


                                       By: /s/ JOHN M. ALLAN
                                           -------------------------------------
                                           Name:  John M. Allan
                                           Title:  Chief Executive